amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

03007473

82-4867

SUPPL

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	20 February 2003
Pages: Including cover page	26.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

P.P. [signature]
Robyn Fry
General Counsel & Company Secretary

dlw 3/19

20-FEB-2003 16:16 FROM AMRAD CORPORATION TO 1001112029429624 P.02/24

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

20 February 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p. [signature]

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/02/2003

TIME: 14:36:42

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amrad Focuses Product Portfolio & Reduces Cash Burn

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

amrad.
amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Thursday 20 February 2003

AMRAD FOCUSES PRODUCT PORTFOLIO AND REDUCES CASH BURN

Amrad Corporation Limited (ASX:AML) today reported half year results for the period ending 31 December 2002. The Company recorded revenue of $7.4 million and a reduced operating loss for the half year of $4.3 million, a 38% improvement over the comparable result last year.

Amrad reported cash reserves and funds under management of $30.6 million. There was a net $4.0 million outflow during the period to 31 December 2002, representing a 20% reduction in cash utilisation against the previous corresponding period.

On 31 December 2002 the Company held property assets with a book value of $37.8 million, and a net value of $20.4 million after deducting the associated debt. There were no new issues of share capital during the half year nor any revaluations of assets.

Research and Development (R&D) activities were rationalised and reprioritised in the six months as a result of both internal and external review.

"The portfolio prioritisation has helped to focus research expenditure associated with all R&D activity to $7.0 million. We have also reduced staff numbers by 12.5% to further contain drug development costs," said Amrad Managing Director Dr Sandra Webb.

Amrad's revised portfolio strategy, which was developed in consultation with Emeritus Professor Sir Gustav Nossal and Dr Graham Mitchell of consultants Foursight Associates, streamlines Amrad's drug discovery and drug development efforts.

Dr Webb said the review of Amrad's project portfolio was based on internationally accepted pharmaceutical company criteria of portfolio project management.

"Foursight Associates singled out in their review the high quality of both Amrad's science and its scientists for special mention. The review also confirmed the Company's strategic direction in seeking to maximise the value of Amrad's R&D portfolio.

"Amrad will focus on five flagship projects which have the most potential to earn significant early revenues and deliver candidate products into clinical development for serious chronic human diseases. In addition, a small number of portfolio pipeline projects will continue to support the flagship pipeline," Dr Webb said.

The five flagship projects on which Amrad's scientific and business development resources will be focused are:

- AM36 for stroke;
- GM-CSF receptor antagonists for rheumatoid arthritis;
- Non-nucleoside therapy for hepatitis B virus infection;
- IL-13 receptor antagonists for asthma; and,
- Antagonists of Suppressors of Cytokine Signalling (SOCS) for indications such as infectious and autoimmune diseases.

FILE No. 82-4867

The rationalisation of Amrad's R&D portfolio has resulted in the nomination of a set of projects for licensing out, such as the pain compounds in the neurological program and emfilermin for neurological indications.

In January the Company announced that it would seek expressions of interest for all of the Company's property, comprising 4.7 hectares of land located in the inner Melbourne suburb of Richmond.

"The financial outcomes of the sale will not be known until the tender process has concluded and a deal is completed; however, the sale of the property will enhance Amrad's flexibility to respond to strategic opportunities as they arise," Dr Webb said.

FINANCIAL SUMMARY

	Six months ended 31 December 2002 $'000	Six months ended 31 December 2001 $'000	Year ended 30 June 2002 $'000
Revenue from operating activities	7,413	5,251	12,969
Proceeds from disposal of non-current assets	–	3	8
Total revenue	7,413	5,254	12,977
Research and Development expenditure	7,039	6,953	16,577
Consolidated loss after tax	(4,319)	(6,924)	(14,402)
Cash and funds under management	30,620	27,613	34,638
Property assets net of associated liabilities	20,444	19,004	19,733
Current assets less current liabilities	28,540	24,236	30,985
Total net assets	57,669	54,562	61,988
Current asset/current liability ratio	Ratio 4.5	Ratio 4.2	Ratio 5.0
Net tangible assets per share	Cents 44.1	Cents 46.6	Cents 47.4

For further information contact:

Dr Sandra Webb
Managing Director
Telephone: 61 3 9208 4302

Anne Hayward
Investor Relations
Telephone: 61 3 9208 4320, 0419 893 922

For additional company information refer to Amrad's website: www.amrad.com.au

FILE No. 82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/02/2003

TIME: 14:33:21

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

82-4867

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Amrad Corporation Limited

ABN or equivalent company reference	Half yearly (*mark*)	Preliminary final (*mark*)	Half year/financial year ended ('current period')
37 006 614 375	X		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up	41.1%	to	7,413
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Up (being reduction in loss)	37.6%	to	(4,319)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	N/a		N/a
Net profit (loss) for the period attributable to members *(item 1.11)*	Up (being reduction in loss)	37.6%	to	(4,319)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only – item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil¢	Nil¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/a

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

This half yearly report is to be read in conjunction with the most recent annual financial report for the year ended 30 June 2002.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	7,413	5,254
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(11,072)	(11,426)
1.3	Borrowing costs	(660)	(734)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(4,319)**	**(6,906)**
1.6	Income tax on ordinary activities *(see note 4)*	-	(18)
1.7	**Profit (loss) from ordinary activities after tax**	**(4,319)**	**(6,924)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(4,319)**	**(6,924)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(4,319)**	**(6,924)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(4,319)**	**(6,924)**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(3.3)	(5.9)
1.19	Diluted EPS	(3.3)	(5.9)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(4,319)	(6,924)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(4,319)**	**(6,924)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	738	1,149
1.24	Interest revenue	943	1,139
1.25	Other relevant revenue:		
	Licence fee and royalty income	1,349	1,055
	Government Grants	2,464	-
	Operating lease rental income	1,919	1,908
	Proceeds on disposal of non-current assets	-	3
1.26	Details of relevant expenses:		
	Raw materials and consumables	(693)	(605)
	Employee expenses	(3,294)	(3,350)
	Contract research and development	(3,062)	(3,036)
	Other expenses	(3,099)	(3,496)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(924)	(939)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(87,441)	(73,039)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(4,319)	(6,924)

+ See chapter 19 for defined terms.

FILE No. 82-4867

1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(91,760)**	**(79,963)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/a	N/a
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/a	N/a

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	809	1,571	969
4.2	Receivables	5,480	3,759	3,233
4.3	Investments	29,811	33,067	26,644
4.4	Inventories	-	-	-
4.5	Tax assets	-	-	-
4.6	Other - Prepayments	483	263	1,062
4.7	**Total current assets**	**36,583**	**38,660**	**31,908**
	Non-current assets			
4.8	Receivables	2,910	5,242	5,298
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	14,896	15,214	15,639
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	326	325	255
4.17	Other – Investment Property	26,302	26,607	26,912
4.18	**Total non-current assets**	**44,434**	**47,388**	**47,834**
4.19	**Total assets**	**81,017**	**86,048**	**79,742**
	Current liabilities			
4.20	Payables	2,900	3,437	2,745
4.21	Interest bearing liabilities	2,168	2,091	2,016
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	1,148	1,083	951
4.24	Other – Unearned Income	1,827	1,064	1,960
4.25	**Total current liabilities**	**8,043**	**7,675**	**7,672**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	15,187	16,291	17,355
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	118	94	153
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**15,305**	**16,385**	**17,508**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	23,348	24,060	25,180
4.33	**Net assets**	57,669	61,988	54,562
	Equity			
4.34	Capital/contributed equity	149,429	149,429	134,525
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(91,760)	(87,441)	(79,963)
4.37	Equity attributable to members of the parent entity	57,669	61,988	54,562
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	57,669	61,988	54,562
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	- -
6.4	Expenditure written off during current period	-	-

+ See chapter 19 for defined terms.

FILE No.
82-4867

6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	5,196	6,021
7.2	Payments to suppliers and employees	(10,658)	(12,491)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	562	735
7.6	Interest and other costs of finance paid	(660)	(742)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(5,560)**	**(6,477)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(179)	(309)
7.11	Proceeds from sale of property, plant and equipment	-	3
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other – Net proceeds from disposal of controlled entities and businesses, net of cash balances of disposed entities	2,104	1,945
7.17	**Net investing cash flows**	**1,924**	**1,639**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	31
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(1,026)	(950)
7.21	Dividends paid	-	-
7.22	Other – net cash drawn from funds under management	3,900	3,600
7.23	**Net financing cash flows**	**2,874**	**2,681**

+ See chapter 19 for defined terms.

FILE No. 82-4867

7.24	**Net increase (decrease) in cash held**	(762)	(2,157)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	1,571	3,126
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**809**	**969**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

None

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	809	969
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**809**	**969**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(58.3)%	(131.8)%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(7.5)%	(12.7)%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

The numerator used in the calculation of Basic EPS in $'000 is (4,319) per note 1.11. The weighted average number of ordinary shares of the entity used as the denominator in calculating Basic EPS is 130,642,486.

+ See chapter 19 for defined terms.

There has been no conversion to, calling of, or subscription for, ordinary shares that has occurred between 31 December 2002 and the date of this report.

In view of the exercise prices of the potential ordinary shares being significantly in excess of the Company's share price for the six months ended 31 December 2002, potential ordinary shares on issue during the period have not been treated as Dilutive on the basis that their conversion to ordinary shares during the period would not increase the net loss from continuing ordinary operations per share. Consequently, Basic EPS and Diluted EPS are the same for the six months ended 31 December 2002.

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	44.1 cents	46.6 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

None

Control gained over entities having material effect

None

Loss of control of entities having material effect

None

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/a
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend

+ See chapter 19 for defined terms.

FILE No. 82-4867

15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/a	N/a	N/a
15.5	Previous year	N/a	N/a	N/a
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	Nil¢	Nil¢	Nil¢
15.7	Previous year	Nil¢	Nil¢	Nil¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	Nil¢	Nil¢
15.9	Preference +securities	Nil¢	Nil¢

Half yearly report - interim dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	Nil¢	Nil¢
15.11	Preference +securities *(each class separately)*	Nil¢	Nil¢
15.12	Other equity instruments *(each class separately)*	Nil¢	Nil¢
15.13	**Total**	Nil¢	Nil¢

The +dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

	Current period $A'000	Previous corresponding period - $A'000
Group's share of associates' and joint venture entities':		

+ See chapter 19 for defined terms.

FILE No. 82-4867

16.1	Profit (loss) from ordinary activities before tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
None	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests:				
Cerylid Biosciences Ltd	18.1%	18.1%	-	-
17.4 Total			-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	Nil	Nil	N/a	N/a
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	None	None	N/a	N/a
18.3	**+Ordinary securities**	130,642,486	130,642,486		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	- -	- -		
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil	Nil	N/a	N/a
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	None	None	N/a	N/a
18.7	**Options** *(description and conversion factor)*	5,940,000	-	*Exercise Price*	*Expiry date (if any)*
	CEO Options	500,000	-	575	30 Nov 2006
	CEO Options	500,000	-	475	30 Nov 2006
	CEO Options	500,000	-	375	30 Nov 2006
	CEO Options	500,000	-	275	30 Nov 2006
	CEO Options	500,000	-	175	30 Nov 2006
	Employee Options	50,000	-	153	6 Nov 2003
	Employee Options	216,000	-	146	21 Oct 2003
	Employee Options	430,000	-	117	6 Aug 2006
	Employee Options	1,075,000	-	115	4 Dec 2005
	Employee Options	250,000	-	100	14 Nov 2006
	Employee Options	1,050,000	-	120	13 Dec 2006
	Former CEO Options	150,000	-	100	31 Oct 2003
	Former CEO Options	50,000	-	100	31 Oct 2004
	Employee Options	169,000	-	98	19 Nov 2004
18.8	Issued during current period	-	-	N/a	N/a

+ See chapter 19 for defined terms.

18.9	Exercised during current period	-	-	N/a	N/a
18.10	Expired during current period Employee Options Former CEO Options	 240,000 100,000	 - -	 269 100	 7 Dec 2002 31 Dec 2002
18.11	**Debentures** *(description)*	Nil	Nil	N/a	N/a
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*	Nil	Nil	N/a	N/a
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Segment reporting

Information on the business and geographical segments of the entity reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*.

BUSINESS SEGMENTS	Core business - Commercialisation of R&D		Investment property		Eliminations		Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001
	$000	$000	$000	$000	$000	$000	$000	$000
Segment revenue	1,948	789	1,693	1,693	-	-	3,641	2,482
Other unallocated revenue							3,772	2,772
Total revenue							7,413	5,254
Segment result	(4,803)	(6,705)	728	654	-	-	(4,075)	(6,051)
Unallocated revenues and expenses							(244)	(855)
Profit (loss) from ordinary activities before related income tax expense							(4,319)	(6,906)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. *If there is insufficient space to comment, attach notes to this report.*)

+ See chapter 19 for defined terms.

Basis of financial report preparation

19.1 This report is a general purpose half yearly financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. **It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.** The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

None

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 16 January 2003, the Company announced that it would seek expressions of interest with regard to the potential sale of its 4.7 hectares of land located in the inner Melbourne suburb of Richmond. The financial outcomes of the sale process will not be known with any certainty until the sale process has concluded.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

From 1 July 2002, the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. As a result, "franking credits available" were converted from $24,525,286 to $10,510,837 for the consolidated entity at 1 July 2002. This change in basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits. The franking credit balance as at 31 December 2002 on a tax paid basis remains at $10,510,837.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

No changes to accounting policy introduced in the current period.

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

None

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

None

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/a
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only) - N/a – Half Yearly report

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

+ See chapter 19 for defined terms.

Identify other standards used	None

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Mark one)

☐	The +accounts have been audited.	X	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

+ See chapter 19 for defined terms.

FILE No. 82-4867

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that

+ See chapter 19 for defined terms.

increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

+ See chapter 19 for defined terms.

FILE No. 82-4857

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.